Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2020

OTTAWA, CANADA, April 30, 2020 - Telesat today announced its financial results for the three-month period ended March 31, 2020. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2020, Telesat reported consolidated revenue of $209 million, a decrease of 6% ($14 million) compared to the same period in 2019. When adjusted for changes in foreign exchange rates, revenue declined 5% ($12 million) compared to 2019. Revenue decreases were primarily due to a reduction of service for one of Telesat’s North American DTH customers and lower revenue due to the completion of the term for prepaid services in a customer agreement that was accounted for as having a significant financing component. These decreases were partially offset by higher equipment sales and new revenue from services provided to users impacted by a failure of a competitor’s satellite in 2019.

Operating expenses for the quarter were $45 million, an increase of $6 million from 2019. Changes in foreign exchange rates had no impact on operating expenses during the quarter. Operating expenses, which consist of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales, increased because of a higher provision for bad debt, higher in-orbit insurance expenses, higher professional fees, and higher compensation expense. Adjusted EBITDA1 was $166 million, a decrease of 11% ($21 million) or, when adjusted for foreign exchange rates, a decrease of 10% ($19 million). The Adjusted EBITDA margin1 for the first quarter of 2020 was 79.6%, compared to 84.2% in 2019.

For the quarter ended March 31, 2020, the net loss was $278 million, compared to net income of $172 million for 2019. The negative variation for the quarter was principally the result of non-cash foreign exchange losses in 2020, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange gains in 2019, and non-cash losses on financial instruments in 2020 compared to gains in 2019.

“Our first quarter results were consistent with our expectations at the outset of the year, notwithstanding the COVID-19 pandemic,” commented Dan Goldberg, Telesat’s President and CEO. “Although we expect to face some headwinds from the pandemic throughout the balance of this year and potentially beyond, we believe that it will be principally from customers serving the aeronautical and maritime markets, which we estimate (in the aggregate) represented roughly just 10% of our total 2019 revenue. Our focus at this time is to support our employees and customers through the pandemic, ensuring that our staff is healthy and that we continue to reliably and securely deliver the mission critical services we provide. I am pleased with and grateful for the tremendous work the Telesat team is doing in this regard and, moreover, in the progress we continue to make on our signature growth initiative, the development of our planned revolutionary Low Earth Orbit (LEO) satellite constellation.”

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Business Highlights

▲     At March 31, 2020:

-	Telesat had contracted backlog[2] for future services of approximately $3.2 billion.

-	Fleet utilization was 82% across Telesat’s fleet.

▲     Repurposing of C-band

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On February 28, 2020, in the U.S., the FCC approved its Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band, which Report and Order was released on March 3, 2020. The Report and Order indicated that Telesat could receive as much as US$344.4 million from the repurposing of C-band Spectrum. There can be no assurance that Telesat will receive any proceeds from the FCC process or, if it were to receive proceeds, the amount or timing of receipt.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2020, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, April 30, 2020, at 10:30 a.m. ET to discuss its financial results for the three month period ended March 31, 2020. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “Investor Relations” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 309 1256. Callers outside of North America should dial +1 647 792 1239. The access code is 674688 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on April 30, 2020 until 11:59 p.m. ET on May 14, 2020. To access the replay, please call +1 800 408 3053. Callers outside of North America should dial +1 905 694 9451. The access code is 2151375 followed by the number sign (#).

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About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Telesat LEO, our Low Earth Orbit network scheduled to begin service in 2022, will revolutionize global broadband connectivity by delivering a combination of high capacity, security, resiliency and affordability with ultra-low latency and fiber-like speeds. Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Contact:

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “looking ahead”, “continue”, “planned” and "will", or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the "Risk Factors" sections of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarter ending March 31, 2020, both of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the impact of  COVID-19  on Telesat’s business and the economic environment, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat's beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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Telesat Canada
Unaudited Interim Condensed Consolidated Statements of (Loss) Income
For the three months ended March 31

(in thousands of Canadian dollars)	2020	2019

Revenue	$208,673	$222,313
Operating expenses	(45,476)	(39,120)
Depreciation	(55,607)	(62,291)
Amortization	(4,311)	(5,664)
Other operating losses, net	(221)	(73)
Operating income	103,058	115,165
Interest expense	(54,734)	(65,082)
Interest and other income	4,252	4,675
(Loss) gain on changes in fair value of financial instruments	(43,772)	57,336
(Loss) gain on foreign exchange	(290,692)	70,340
(Loss) income before tax	(281,888)	182,434
Tax recovery (expense)	3,800	(10,534)
Net (loss) income	$(278,088)	$171,900

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Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2020	December 31, 2019

Assets
Cash and cash equivalents	$1,204,670	$1,027,222
Trade and other receivables	61,497	64,062
Other current financial assets	634	210
Prepaid expenses and other current assets	38,755	43,724
Total current assets	1,305,556	1,135,218
Satellites, property and other equipment	1,464,795	1,458,933
Deferred tax assets	13,437	12,412
Other long-term financial assets	35,022	57,730
Other long-term assets	8,203	8,264
Intangible assets	801,515	802,791
Goodwill	2,446,603	2,446,603
Total assets	$6,075,131	$5,921,951

Liabilities
Trade and other payables	$32,327	$26,247
Other current financial liabilities	64,167	38,281
Other current liabilities	79,308	72,315
Current indebtedness	26,416	24,408
Total current liabilities	202,218	161,251
Long-term indebtedness	3,986,202	3,688,391
Deferred tax liabilities	331,023	348,762
Other long-term financial liabilities	52,384	42,511
Other long-term liabilities	434,224	435,711
Total liabilities	5,006,051	4,676,626

Shareholders' Equity
Share capital	154,895	154,895
Accumulated earnings	752,967	1,031,055
Reserves	161,218	59,375
Total shareholders' equity	1,069,080	1,245,325
Total liabilities and shareholders' equity	$6,075,131	$5,921,951

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Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars)	2020	2019
Cash flows from operating activities
Net (loss) income	$(278,088)	$171,900
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	55,607	62,291
Amortization	4,311	5,664
Tax (recovery) expense	(3,800)	10,534
Interest expense	54,734	65,082
Interest income	(4,246)	(4,960)
Loss (gain) on foreign exchange	290,692	(70,340)
Loss (gain) on changes in fair value of financial instruments	43,772	(57,336)
Share-based compensation	2,595	3,652
Loss on disposal of assets	221	73
Other	(15,147)	(27,402)
Income taxes paid, net of income taxes received	(10,906)	(30,958)
Interest paid, net of interest received	(33,759)	(31,320)
Operating assets and liabilities	2,524	21,427
Net cash from operating activities	108,510	118,307

Cash flows used in investing activities
Purchase for satellite programs	(888)	(1,669)
Purchase of property and other equipment	(647)	(3,215)
Purchase of intangible assets	(5)	(12,500)
Net cash used in investing activities	(1,540)	(17,384)

Cash flows used in financing activities
Repayment of indebtedness	(6,397)	(7,717)
Payments of principal on lease liabilities	(346)	(287)
Satellite performance incentive payments	(1,765)	(2,407)
Dividends paid on Director Voting preferred shares	-	(10)
Government grant received	4,009	-
Net cash used in financing activities	(4,499)	(10,421)

Effect of changes in exchange rates on cash and cash equivalents	74,977	(12,534)

Increase in cash and cash equivalents	177,448	77,968
Cash and cash equivalents, beginning of period	1,027,222	768,433
Cash and cash equivalents, end of period	$1,204,670	$846,401

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Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2020	2019

Net (loss) income	$(278,088)	$171,900
Tax (recovery) expense	(3,800)	10,534
Loss (gain) on changes in fair value of financial instruments	43,772	(57,336)
Loss (gain) loss on foreign exchange	290,692	(70,340)
Interest and other income	(4,252)	(4,675)
Interest expense	54,734	65,082
Depreciation	55,607	62,291
Amortization	4,311	5,664
Other operating losses, net	221	73
Non-recurring compensation expenses(3)	360	411
Non-cash expense related to share-based compensation	2,595	3,652
Adjusted EBITDA	$166,152	$187,256

Revenue	$208,673	$222,313

Adjusted EBITDA Margin	79.6%	84.2%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2        Remaining performance obligations, which we refer to as contracted revenue backlog, represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3       Includes severance payments and special compensation and benefits for executives and employees.

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